UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

GOLD ROYALTY CORP.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

38071H106

(CUSIP Number)

September 27, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38071H106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ABX Financeco Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 9,393,681[1]
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 9,393,681

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,393,681
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%[2]
12	TYPE OF REPORTING PERSON (See Instructions) CO

[1]

ABX Financeco Inc., indirectly, holds an ownership interest in Nevada Gold Mines LLC.  As such, ABX Financeco Inc. may be deemed to have beneficial ownership of the 9,393,681 shares of common stock of Gold Royalty Corp. held directly by Nevada Gold Mines LLC.

[2]

The percent ownership is calculated based upon an aggregate of 143,913,069 shares outstanding as of September 27, 2022 as reported in Gold Royalty Corp.’s Form F-3 filed with the Securities and Exchange Commission on September 27, 2022.

CUSIP No. 38071H106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barrick Gold Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 9,393,681[3]
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 9,393,681

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,393,681
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%[4]
12	TYPE OF REPORTING PERSON (See Instructions) CO

[3]

Barrick Gold Corporation, indirectly, holds a majority of the ownership interests of Nevada Gold Mines LLC.  As such, Barrick Gold Corporation may be deemed to have beneficial ownership of the 9,393,681 shares of common stock of Gold Royalty Corp. held directly by Nevada Gold Mines LLC.

[4]

The percent ownership is calculated based upon an aggregate of 143,913,069 shares outstanding as of September 27, 2022 as reported in Gold Royalty Corp.’s Form F-3 filed with the Securities and Exchange Commission on September 27, 2022.

CUSIP No. 38071H106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barrick Gold Exploration Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 9,393,681[5]
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 9,393,681

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,393,681
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%[6]
12	TYPE OF REPORTING PERSON (See Instructions) CO

[5]

Barrick Gold Exploration Inc., indirectly, holds an ownership interest in Nevada Gold Mines LLC.  As such, Barrick Gold Exploration Inc. may be deemed to have beneficial ownership of the 9,393,681 shares of common stock of Gold Royalty Corp. held directly by Nevada Gold Mines LLC.

[6]

The percent ownership is calculated based upon an aggregate of 143,913,069 shares outstanding as of September 27, 2022 as reported in Gold Royalty Corp.’s Form F-3 filed with the Securities and Exchange Commission on September 27, 2022.

CUSIP No. 38071H106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barrick Gold Finance Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 9,393,681[7]
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 9,393,681

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,393,681
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%[8]
12	TYPE OF REPORTING PERSON (See Instructions) CO

[7]

Barrick Gold Finance Inc., indirectly, holds an ownership interest in Nevada Gold Mines LLC.  As such, Barrick Gold Finance Inc. may be deemed to have beneficial ownership of the 9,393,681 shares of common stock of Gold Royalty Corp. held directly by Nevada Gold Mines LLC.

[8]

The percent ownership is calculated based upon an aggregate of 143,913,069 shares outstanding as of September 27, 2022 as reported in Gold Royalty Corp.’s Form F-3 filed with the Securities and Exchange Commission on September 27, 2022.

CUSIP No. 38071H106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barrick Gold U.S. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 9,393,681[9]
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 9,393,681

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,393,681
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%[10]
12	TYPE OF REPORTING PERSON (See Instructions) CO

[9]

Barrick Gold U.S. Inc., indirectly, holds an ownership interest in Nevada Gold Mines LLC.  As such, Barrick Gold U.S. Inc. may be deemed to have beneficial ownership of the 9,393,681 shares of common stock of Gold Royalty Corp. held directly by Nevada Gold Mines LLC.

[10]

The percent ownership is calculated based upon an aggregate of 143,913,069 shares outstanding as of September 27, 2022 as reported in Gold Royalty Corp.’s Form F-3 filed with the Securities and Exchange Commission on September 27, 2022.

CUSIP No. 38071H106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barrick Goldstrike Mines Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 9,393,681[11]
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 9,393,681

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,393,681
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%[12]
12	TYPE OF REPORTING PERSON (See Instructions) CO

[11]

Barrick Goldstrike Mines Inc., indirectly, holds an ownership interest in Nevada Gold Mines LLC.  As such, Barrick Goldstrike Mines Inc. may be deemed to have beneficial ownership of the 9,393,681 shares of common stock of Gold Royalty Corp. held directly by Nevada Gold Mines LLC.

[12]

The percent ownership is calculated based upon an aggregate of 143,913,069 shares outstanding as of September 27, 2022 as reported in Gold Royalty Corp.’s Form F-3 filed with the Securities and Exchange Commission on September 27, 2022.

CUSIP No. 38071H106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barrick Nevada Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 9,393,681[13]
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 9,393,681

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,393,681
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%[14]
12	TYPE OF REPORTING PERSON (See Instructions) OO

[13]

Barrick Nevada Holding LLC, directly, holds a majority of the ownership interests of Nevada Gold Mines LLC.  As such, Barrick Nevada Holding LLC may be deemed to have beneficial ownership of the 9,393,681 shares of common stock of Gold Royalty Corp. held directly by Nevada Gold Mines LLC.

[14]

The percent ownership is calculated based upon an aggregate of 143,913,069 shares outstanding as of September 27, 2022 as reported in Gold Royalty Corp.’s Form F-3 filed with the Securities and Exchange Commission on September 27, 2022.

CUSIP No. 38071H106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barrick North America Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 9,393,681[15]
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 9,393,681

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,393,681
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%[16]
12	TYPE OF REPORTING PERSON (See Instructions) CO

[15]

Barrick North America Holding Corporation, indirectly, holds a majority of the ownership interests of Nevada Gold Mines LLC.  As such, Barrick North America Holding Corporation may be deemed to have beneficial ownership of the 9,393,681 shares of common stock of Gold Royalty Corp. held directly by Nevada Gold Mines LLC.

[16]

The percent ownership is calculated based upon an aggregate of 143,913,069 shares outstanding as of September 27, 2022 as reported in Gold Royalty Corp.’s Form F-3 filed with the Securities and Exchange Commission on September 27, 2022.

CUSIP No. 38071H106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barrick Turquoise Ridge Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 9,393,681[1][7]
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 9,393,681

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,393,681
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%[18]
12	TYPE OF REPORTING PERSON (See Instructions) CO

[17]

Barrick Turquoise Ridge Inc., indirectly, holds an ownership interest in Nevada Gold Mines LLC.  As such, Barrick Turquoise Ridge Inc. may be deemed to have beneficial ownership of the 9,393,681 shares of common stock of Gold Royalty Corp. held directly by Nevada Gold Mines LLC.

[18]

The percent ownership is calculated based upon an aggregate of 143,913,069 shares outstanding as of September 27, 2022 as reported in Gold Royalty Corp.’s Form F-3 filed with the Securities and Exchange Commission on September 27, 2022.

CUSIP No. 38071H106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nevada Gold Mines LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 9,393,681
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 9,393,681

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,393,681
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%[19]
12	TYPE OF REPORTING PERSON (See Instructions) OO

[19]

The percent ownership is calculated based upon an aggregate of 143,913,069 shares outstanding as of September 27, 2022 as reported in Gold Royalty Corp.’s Form F-3 filed with the Securities and Exchange Commission on September 27, 2022.

Item 1.

(a)	Name of Issuer:

Gold Royalty Corp.

(b)	Address of Issuer’s Principal Executive Offices:

1030 West Georgia Street, Suite 1830

Vancouver, British Columbia V6E 2Y3

Item 2.

(a)	Name of Persons Filing:

ABX Financeco Inc.

Barrick Gold Corporation

Barrick Gold Exploration Inc.

Barrick Gold Finance Inc.

Barrick Gold U.S. Inc.

Barrick Goldstrike Mines Inc.

Barrick Nevada Holding LLC

Barrick North America Holding Corporation

Barrick Turquoise Ridge Inc.

Nevada Gold Mines LLC

(b)	Address of Principal Business Office or, if none, Residence for each of the reporting persons:

The principal business office of ABX Financeco Inc. and each of its executive officers is:

310 South Main Street, #1150

Salt Lake City, Utah 84101

The principal business office of Barrick Gold Corporation and each of its executive officers is:

Brookfield Place, TD Canada Trust Tower, Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Ontario Canada M5J 2S1

The principal business office of Barrick Gold Exploration Inc. and each of its executive officers is:

310 South Main Street, #1150

Salt Lake City, Utah 84101

The principal business office of Barrick Gold Finance Inc. and each of its executive officers is:

310 South Main Street, #1150

Salt Lake City, Utah 84101

The principal business office of Barrick Gold U.S. Inc. and each of its executive officers is:

310 South Main Street, #1150

Salt Lake City, Utah 84101

The principal business office of Barrick Goldstrike Mines Inc. and each of its executive officers is:

310 South Main Street, #1150

Salt Lake City, Utah 84101

The principal business office of Barrick Nevada Holding LLC and each of its executive officers is:

905 West Main Street

Elko, Nevada 89801

The principal business office of Barrick North America Holding Corporation and each of its executive officers is:

310 South Main Street, #1150

Salt Lake City, Utah 84101

The principal business office of Barrick Turquoise Ridge Inc. and each of its executive officers is:

310 South Main Street, #1150

Salt Lake City, Utah 84101

The principal business office of Nevada Gold Mines LLC and each of its executive officers is:

1655 Mountain City Highway

Elko, Nevada 89801

(c)	Citizenship

ABX Financeco Inc. is a corporation organized under the laws of Delaware.

Barrick Gold Corporation is a corporation organized under the laws of British Columbia.

Barrick Gold Exploration Inc. is a corporation organized under the laws of Delaware.

Barrick Gold Finance Inc. is a corporation organized under the laws of Delaware.

Barrick Gold U.S. Inc. is a corporation organized under the laws of California.

Barrick Goldstrike Mines Inc. is a corporation organized under the laws of Colorado.

Barrick Nevada Holding LLC is a Delaware limited liability company.

Barrick North America Holding Corporation is a corporation organized under the laws of Nevada.

Barrick Turquoise Ridge Inc. is a corporation organized under the laws of Delaware.

Nevada Gold Mines LLC is a Delaware limited liability company.

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 38071H106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE

Item 4.	Ownership

The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2022

ABX FINANCECO INC.

By:	/s/ Michael McCarthy
	Name:	Michael McCarthy
	Title:	Director

BARRICK GOLD CORPORATION

By:	/s/ Dana Stringer
	Name:	Dana Stringer
	Title:	Vice President, Corporate Secretary and Associate General Counsel

By:	/s/ Leo van Wyk
	Name:	Leo van Wyk
	Title:	Treasurer

BARRICK GOLD EXPLORATION INC.

By:	/s/ Michael McCarthy
	Name:	Michael McCarthy
	Title:	Director

BARRICK GOLD FINANCE INC.

By:	/s/ Dennis Cisco
	Name:	Dennis Cisco
	Title:	Chief Financial Officer and Director

By:	/s/ Georgious Joannou
	Name:	Georgious Joannou
	Title:	Director

BARRICK GOLD U.S. INC.

By:	/s/ Michael McCarthy
	Name:	Michael McCarthy
	Title:	Director

BARRICK GOLDSTRIKE MINES INC.

By:	/s/ Michael McCarthy
	Name:	Michael McCarthy
	Title:	Director

BARRICK NEVADA HOLDING LLC

By:	/s/ Michael McCarthy
	Name:	Michael McCarthy
	Title:	Vice President

BARRICK NORTH AMERICA HOLDING CORPORATION

By:	/s/ Christine Keener
	Name:	Christine Keener
	Title:	President and Chief Executive Officer

By:	/s/ Dana Stringer
	Name:	Dana Stringer
	Title:	Secretary

BARRICK TURQUOISE RIDGE INC.

By:	/s/ Michael McCarthy
	Name:	Michael McCarthy
	Title:	Director

NEVADA GOLD MINES LLC

By:	/s/ Hiliary Wilson
	Name:	Hiliary Wilson
	Title:	Secretary

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of October 4, 2022, by and among ABX Financeco Inc., Barrick Gold Corporation, Barrick Gold Exploration Inc., Barrick Gold Finance Inc., Barrick Gold U.S. Inc., Barrick Goldstrike Mines Inc., Barrick Nevada Holding LLC, Barrick North America Holding Corporation, Barrick Turquoise Ridge Inc. and Nevada Gold Mines LLC